EXHIBIT 11.1

COMPUTATION OF EARNINGS PER SHARE
(unaudited)

	Three Months Ended January 31,
	2008	2009
Numerator:
Net loss	$(676,047)	$(1,003,745)

Denominator:
Denominator for basic earnings per share- weighted-average shares	14,316,934	14,739,200
Effect of dilutive securities:
Employee stock options	–	–
Restricted stock	–	–
Warrants	–	–

Denominator for diluted earnings per share adjusted weighted-average shares and assumed conversions	14,316,934	14,739,200

Basic and diluted (loss) per share	$(0.05)	$(0.07)